UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: November 11, 2010

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED THIRD QUARTER 2010 RESULTS
NANJING, CHINA, November 11, 2010 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported unaudited financial results for the quarter ended September 30, 2010.
Highlights
²	Total revenue was RMB550.1 million (US$82.2 million) for the third quarter of 2010, an increase of 24.0% from RMB443.7 million for the same period in 2009.

²	Gross margin for the third quarter of 2010 was 84.8%, compared to 82.2% for the same period in 2009.

²	Income from operations was RMB61.6 million (US$9.2 million) for the third quarter of 2010, an increase of 111.9% from RMB29.0 million for the same period in 2009.

²	Net income attributable to Simcere was RMB54.7 million (US$8.2 million) for the third quarter of 2010, an increase of 232.7% from RMB16.4 million for the same period in 2009.
Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group, commented, “Simcere achieved solid revenue and net profit growth this quarter, both reaching record highs for the past eight quarters. Endu sales also saw sustained recovery as our sales force restructuring continues to pay off.”
“We are very proud of our recent progress in establishing R&D partnerships,” Mr. Ren continued. “Simcere’s agreement with Bristol-Myers Squibb is a milestone cooperative effort between a Chinese pharmaceutical leader and an international biopharma company to create a more effective model for the development of innovative drugs.”
2010 Third Quarter Financial Results
Total revenue for the third quarter of 2010 was RMB550.1 million (US$82.2 million), which represented an increase of 24.0% from RMB443.7 million for the same period in 2009. For the first nine months of 2010, total revenue was RMB1,553.4 million (US$232.2 million), which represented an increase of 18.5% from RMB1,310.6 million for the same period in 2009.
Revenue from edaravone injection products under the brand names Bicun and Yidasheng totaled RMB202.8 million (US$30.3 million) for the third quarter of 2010, which constituted 37.4% of the Company’s product revenue for the third quarter of 2010, and represented an increase of 6.1% from RMB191.1 million for the same period in 2009. For the first nine months of 2010, revenue from Bicun and Yidasheng totaled RMB569.5 million (US$85.1 million), which represented an increase of 6.7% from RMB533.7 million for the same period in 2009.
Revenue from Endu, the Company’s patented anti-cancer biotech product, amounted to RMB64.0 million (US$9.6 million) in the third quarter of 2010, which constituted 11.8% of the Company’s product revenue for the third quarter of 2010 and represented an increase of 195.6% from RMB21.6 million for the same period in 2009. For the first nine months of 2010, revenue from Endu totaled RMB155.2 million (US$23.2 million), which represented an increase of 71.9% from RMB90.2 million for the same period in 2009.
Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, amounted to RMB48.2 million (US$7.2 million) for the third quarter of 2010, which constituted 8.9% of the Company’s product revenue for the third quarter of 2010, and represented an increase of 34.0% from RMB36.0 million for the same period in 2009. For the first nine months of 2010, revenue from Sinofuan totaled RMB115.7million (US$17.3 million), which represented an increase of 21.0% from RMB95.7 million for the same period in 2009.
Revenue from other products including Zailin and Yingtaiqing amounted to RMB222.8 million (US$33.3 million), which constituted 41.1% of the Company’s product revenue for the third quarter of 2010, and represented an increase of 17.1% from RMB190.3million for the same period in 2009. For the first nine months of 2010, revenue from other products totaled RMB640.9million (US$95.8 million), which represented an increase of 10.7% from RMB578.9 million for the same period in 2009.
Gross margin for the third quarter of 2010 was 84.8%, compared to 82.2% for the same period in 2009. For the first nine months of 2010, gross margin was 84.0%, compared to 82.3% for the same period in 2009.
Research and development expenses for the third quarter of 2010 totaled RMB32.5million (US$4.9 million), which represented a decrease of 0.9% from RMB32.8 million for the same period in 2009. As a percentage of total revenue, research and development expenses were 5.9% for the third quarter of 2010, compared to 7.4% for the same period in 2009. For the first nine months of 2010, research and development expenses totaled RMB94.3 million (US$14.1 million), compared to RMB82.9 million for the same period in 2009.
Sales, marketing and distribution expenses for the third quarter of 2010 were RMB298.7 million (US$44.6 million), which represented an increase of 20.8% from RMB247.2 million for the same period in 2009. The increase in expense was primarily due to the hiring of additional staff and higher advertising expenses for two of the Company’s OTC branded generics, Yingtaiqing and Biqi, as well as marketing activities for newly-launched products. As a percentage of total revenue, sales, marketing and distribution expenses were 54.3% for the third quarter of 2010, compared to 55.7% for the same period in 2009. For the first nine months of 2010, sales, marketing and distribution expenses were RMB855.5 million (US$127.9 million), which represented an increase of 21.8% from RMB702.5 million for the same period in 2009.
General and administrative expenses were RMB74.0 million (US$11.1 million) for the third quarter of 2010, which represented an increase of 33.1% from RMB55.6 million for the same period in 2009. As a percentage of total revenue, general and administrative expenses increased to 13.5% for the third quarter of 2010 from 12.5% for the same period in 2009. For the first nine months of 2010, general and administrative expenses were RMB199.9 million (US$29.9 million), which represented an increase of 20.6% from RMB165.8 million for the same period in 2009.
Share-based compensation expense, which was allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the employee was assigned to perform, totaled RMB7.6 million (US$1.1 million) for the third quarter of 2010. Share-based compensation expenses for the third quarter of 2009 were RMB5.8 million. For the first nine months of 2010, share-based compensation expenses totaled RMB23.0 million (US$3.4 million), which represented an increase of 30.3% from RMB17.7 million for the same period in 2009.
Income from operations was RMB61.6 million (US$9.2 million) for the third quarter of 2010, which represented an increase of 111.9% from RMB29.0 million for the same period in 2009. For the first nine months of 2010, operating income was RMB155.1 million (US$23.2 million), which represented an increase of 21.2% from RMB128.0 million for the same period in 2009.
Income tax expense for the third quarter of 2010 was RMB5.9 million (US$0.9 million), compared to RMB4.7 million for the same period in 2009. The effective income tax rate decreased to 10.4% for the third quarter of 2010 from 17.2% for the same period in 2009. The decrease was primarily due to the reversal of valuation allowance against deferred tax assets. For the first nine months of 2010, income tax expense was RMB17.5 million (US$2.6 million) compared to RMB8.8 million for the same period in 2009.
Net income attributable to Simcere was RMB54.7 million (US$8.2 million) for the third quarter of 2010, compared to RMB16.4 million for the same period in 2009. Net income margin was 9.9% for the third quarter of 2010, compared to 3.7% for the same period of 2009. For the first nine months of 2010, net income was RMB113.7 million (US$17.0 million), which represented an increase of 11.7% from RMB101.8 million for the same period in 2009. Net margin for the first nine months of 2010 was 7.3% as compared to 7.8% for the same period in 2009.

Basic and diluted earnings per American Depository Share (“ADS”) for the third quarter of 2010 were RMB1.02 (US$0.15) and RMB0.99 (US$0.15) respectively. Basic and diluted earnings per ADS for the first nine months of 2010 were RMB2.09 (US$0.31) and RMB2.04 (US$0.30) respectively. One ADS represents two ordinary shares of the Company.
As of September 30, 2010, the Company had cash, cash equivalents and restricted cash of RMB178.9 million (US$26.7 million), compared to RMB458.1 million as of December 31, 2009.
In October and November 2009 Simcere entered into agreements to acquire Jiangsu Yanshen through the acquisition of the entire equity interest in ChinaVax, a Cayman Islands company that, as its sole business, held a 15% stake in Jiangsu Yanshen for cash consideration. As the Company discovered quality control problems relating to the production of Jiangsu Yanshen’s human use rabies vaccine, a portion of the consideration in the amount of US$4.5 million has not been paid. In October 2010, the selling shareholders of ChinaVax filed an arbitration proceeding with the Hong Kong International Arbitration Centre claiming for the balance of the consideration the Company has withheld and the interest accrued at the annual rate of 5% from February 4, 2010.
Financial Statements
The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. These financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the financial statements and disclosures required by U.S. GAAP.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release and the section under “Financial Outlook” contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the third quarter of 2010 on Thursday, November 11, 2010 at 8 a.m. Eastern Time (Thursday, November 11, at 9 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for third quarter of 2010 and to answer questions.
To access the conference call, please dial:

United States toll-free dial-in number:	+1 866 831 6291
International dial-in number:	+1 617 213 8860
North China toll-free dial-in number:	+86 10 800 152 1490
South China toll-free dial-in number:	+86 10 800 130 0399
China toll free / Netcom:	+86 10 800 852 1490
Hong Kong dial-in number:	+852 3002 1672
Please ask to be connected to Simcere’s Q3 2010 earnings call and provide the following passcode: 18468376. Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number:	+1 888 286 8010
United States dial-in number:	+1 617 801 6888
The passcode for replay participants is: 16680817. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics. The Company has introduced an innovative anti-cancer medication, Endu, first-to-market generics such as Bicun and Anxin, and a first-to-market medication, Sinofuan. Simcere manufactures and sells drugs in the oncological, cardiovascular, anti-inflammatory and anti-infection therapeutical areas. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence or mortality rates and for which there is a clear demand for more effective pharmacotherapy including cancer and cardiovascular, cerebrovascular, inflammatory and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.
Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing:	In the United States:
Frank Zhao	Kate Tellier
Chief Financial Officer	Brunswick Group
Simcere Pharmaceutical Group	Tel: +1 212 333 3810
Tel: +86 25 8556 6666 ext 8818

In Beijing:	In Hong Kong:
Ruirui Jiang	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: +86 10 6566 2256	Tel: +852 3512 5000

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 (AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended September 30,			Nine months ended September 30
	2009	2010	2010	2009	2010	2010
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	439,015	541,971	81,006	1,298,511	1,538,609	229,969
Other revenue	4,720	8,157	1,219	12,106	14,756	2,206

Total revenue	443,735	550,128	82,225	1,310,617	1,553,365	232,175
Cost of materials and production	(79,045)	(83,348)	(12,458)	(231,478)	(248,543)	(37,149)

Gross profit	364,690	466,780	69,767	1,079,139	1,304,822	195,026

Operating expenses:
Research and development	(32,808)	(32,502)	(4,858)	(82,852)	(94,289)	(14,093)
Sales, marketing and distribution	(247,241)	(298,712)	(44,647)	(702,528)	(855,536)	(127,873)
General and administrative	(55,592)	(74,015)	(11,063)	(165,779)	(199,895)	(29,877)

Income from operations	29,049	61,551	9,199	127,980	155,102	23,183

Interest income	1,885	842	126	7,403	3,204	479
Interest expense	(4,005)	(5,438)	(813)	(8,680)	(14,455)	(2,161)
Foreign currency exchange gains	122	2,417	361	350	3,634	543
Other income	—	1,059	158	1,092	2,150	321
Equity in losses of equity method affiliated companies	—	(3,534)	(528)	—	(11,237)	(1,679)

Earnings before income taxes	27,051	56,897	8,503	128,145	138,398	20,686

Income tax expense	(4,662)	(5,943)	(888)	(8,831)	(17,474)	(2,612)

Net Income	22,389	50,954	7,615	119,314	120,924	18,074

Less: Net (income)/loss attributable to the noncontrolling interest	(5,958)	3,713	555	(17,469)	(7,209)	(1,077)

Net income attributable to Simcere	16,431	54,667	8,170	101,845	113,715	16,997

Earnings per share attributable to Simcere:
Basic	0.15	0.51	0.08	0.87	1.04	0.16

Diluted	0.14	0.49	0.07	0.87	1.02	0.15

Earnings per ADS attributable to Simcere:
Basic	0.29	1.02	0.15	1.75	2.09	0.31

Diluted	0.29	0.99	0.15	1.73	2.04	0.30

Weighted average number of common shares:
Basic	112,724,593	107,592,947	107,592,947	116,466,445	108,829,076	108,829,076
Diluted	114,929,639	110,677,771	110,677,771	117,663,824	111,704,306	111,704,306

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 (AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	September 30,	September 30,
	2009	2010	2010
	RMB	RMB	USD
Assets
Current assets
Cash, cash equivalents and restricted cash	458,145	178,940	26,745
Accounts and bills receivable, net	704,321	777,023	116,138
Inventories	106,655	101,562	15,180
Other current assets	102,743	113,954	17,032

Total current assets	1,371,864	1,171,479	175,095
Property, plant and equipment, net	758,246	836,606	125,043
Land use rights	146,158	143,707	21,479
Goodwill and intangible assets, net	695,267	666,307	99,590
Investments in and advance to affiliated companies	121,865	124,263	18,573
Other assets	44,502	40,125	5,997

Total assets	3,137,902	2,982,487	445,777

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term debts	76,000	135,700	20,282
Accounts payable	41,439	47,673	7,126
Bills payable	110,810	—	—
Other payables and accrued liabilities	464,616	543,655	81,256

Total current liabilities	692,865	727,028	108,664
Long-term debts, excluding current portion	122,685	93,455	13,968
Deferred tax liabilities	93,108	82,971	12,401
Other liabilities	21,561	22,335	3,338

Total liabilities	930,219	925,789	138,371
Redeemable noncontrolling interest	—	46,572	6,961
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,716	8,454	1,264
Additional paid-in capital	1,170,687	902,540	134,899
Accumulated other comprehensive loss	(43,886)	(32,708)	(4,889)
Retained earnings	846,707	960,422	143,550

Total equity attributable to Simcere	1,982,224	1,838,708	274,824
Noncontrolling interest	225,459	171,418	25,621

Total shareholders’ equity	2,207,683	2,010,126	300,445
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	3,137,902	2,982,487	445,777

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.6905 on September 30, 2010 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.